Exhibit 4.1
 DESCRIPTION OF POWER INTEGRATIONS, INC. COMMON STOCK
The following is a description of the common stock, $0.001 par value (the “Common Stock”), of Power Integrations, Inc. (the “Company”), which is the only security of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
General
The Company is authorized to issue up to 140,000,000 shares of Common Stock. The following description summarizes selected information regarding the Common Stock, as well as relevant provisions of (i) the Company’s Restated Certificate of Incorporation, as currently in effect (the “Certificate of Incorporation”), (ii) the Company’s Amended and Restated Bylaws, as currently in effect (the “By-Laws”), and (iii) the Delaware General Corporation Law (the “DGCL”). The following summary description of the Common Stock of the Company is qualified in its entirety by reference to the provisions of the Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to the Company’s periodic reports under the Exchange Act, and the applicable provisions of the DGCL.
Common Stock
Dividend Rights. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our board of directors may determine.
Voting Rights. The holders of our common stock are entitled to one vote per share. Stockholders do not have the ability to cumulate votes for the election of directors. Our Certificate of Incorporation and Bylaws do not provide for a classified board of directors and, as a result, each director serves for a one-year term, and until his or her successor is elected, except in the case of death, resignation or removal of the director.
No Preemptive or Similar Rights. Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption, or sinking fund provisions.
Right to Receive Liquidation Distributions. Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.
Anti-takeover Effects of Provisions of our Certificate of Incorporation and Bylaws and Delaware Law
Certificate of Incorporation and Bylaws Provisions. Our Certificate of Incorporation and our Bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management team, including the following:

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Board of Directors Vacancies. Our Certificate of Incorporation and Bylaws authorize our board of directors to fill vacant directorships, including newly-created seats. In addition, the number of directors constituting our board of directors is set only by resolution adopted by a majority vote of our entire board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

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Stockholder Action; Special Meeting of Stockholders. Our Certificate of Incorporation provides that stockholders are not able to take action by written consent, and are only be able to take action at annual or special meetings of our stockholders. Stockholders are not be permitted to cumulate their votes for the election of directors. Our Certificate of Incorporation further provides that special meetings of our stockholders may be called only by a majority vote of our entire board of directors, or by holders of not less than 10% of all shares entitle to cast votes at the meeting.

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Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our Bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at any meeting of stockholders. Our Bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our meetings of stockholders.

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Issuance of Undesignated Preferred Stock. Our board of directors have the authority, without further action by the holders of common stock, to issue up to 3,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the board of directors. The existence of authorized but unissued shares of preferred stock enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or otherwise.

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Amendment of Certificate of Incorporation and Bylaws. Our Certificate of Incorporation provides that certain provisions of the Certificate of Incorporation, including those discussed above that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management team, require a vote of two-thirds of our outstanding voting stock. In addition, our Bylaws provide that the Board of Directors may amend the Bylaws, but any amendment of the Bylaws by our stockholders will require a vote of two-thirds of our outstanding voting stock.

Delaware Law. We are governed by the provisions of Section 203 of the DGCL regulating corporate takeovers. This section prevents some Delaware corporations from engaging, under some circumstances, in a business combination, which includes a merger or sale of at least 10% of the corporation’s assets with any interested stockholder, meaning a stockholder who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of the corporation’s outstanding voting stock, unless:

•	the transaction is approved by the board of directors prior to the time that the interested stockholder became an interested stockholder;

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upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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subsequent to such time that the stockholder became an interested stockholder the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers, or other takeover or change in control attempts of us may be discouraged or prevented.